Prospectus Supplement No. 3 (to Prospectus dated May 14, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-295732

SUNCRETE, INC.

52,299,704 Shares of Class A Common Stock

(Inclusive of 23,714,609 shares of Class A Common Stock Issuable Upon Conversion of Class B Common Stock, 473,800 shares of Class A Common Stock Underlying Warrants, 2,525,094 shares of Class A Common Stock Underlying Pre-Funded Warrants, 1,444,445 shares of Class A Common Stock Underlying Series A Convertible Perpetual Preferred Stock and 695,110 shares of Class A Common Stock Issuable Upon Exchange of Holdco Class B Common Shares)

473,800 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement updates and supplements the prospectus of Suncrete, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), dated May 14, 2026, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-295732) (the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Amendment No. 2 to Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2026 (“Form 8-K/A”). Accordingly, we have attached the Form 8-K/A to this prospectus supplement. Any information included in the Form 8-K/A that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market, LLC (“Nasdaq”). As a controlled company, we are exempt from certain Nasdaq governance requirements that otherwise apply to the composition and function of our board of directors (the “Board”). As a result, (i) our Board does not have a majority of independent directors, (ii) the compensation of our executive officers is not determined by a majority of the independent directors or a committee of independent directors, and (iii) director nominees are not selected or recommended by a majority of the independent directors or a committee of independent directors. As of May 5, 2026, the SunTx Group (as defined in the Prospectus) beneficially owned approximately 82.6% of the voting power of our outstanding common stock. If at any time we cease to be a controlled company, we will take all action necessary to comply with the listing rules of Nasdaq, including appointing a majority of independent directors to our Board and ensuring our compensation committee and nominating and corporate governance committee are each composed entirely of independent directors, subject to any permitted “phase-in” periods.

Our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), is listed on The Nasdaq Global Market under the symbol “RMIX.” On May 19, 2026, the last reported sales price of the Class A Common Stock was $16.15 per share. We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our securities involves risk. See the sections entitled “Risk Factors” beginning on page 18 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 2)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 6, 2026

Suncrete, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-43227	39-4989597
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

521 E. 2nd Street

Tulsa, Oklahoma 74120

(Address of principal executive offices, including zip code)

(918) 355-5700

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RMIX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

On May 7, 2026, Suncrete, Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K (as amended by Amendment No. 1 on Form 8-K/A, the “Original Form 8-K”) in connection with the completion of the Company’s acquisition of Nelson Bros. Ready Mix, LLC, a Texas limited liability company, and its subsidiary, R & R Trucking LLC, a Texas limited liability company, pursuant to that certain Membership Interest Purchase Agreement, dated as of May 6, 2026, by and among Randell R. Owens, Ronda A. Owens, JAO, LLC, and Owens Regional Investments, LLC, as sellers, Jacob Owens, as sellers representative, and Hope Concrete, LLC, as purchaser (the “Acquisition”). This Current Report on Form 8-K/A (this “Amendment No. 2”) amends the Original Form 8-K to provide updated historical financial statements and pro forma financial information as further described in Item 9.01 below.

The presentation of the Target Financial Statements (defined below), including the level of detail provided therein, is not necessarily indicative of how the Company intends to present its financial results in the future. The pro forma financial information included in this Amendment No. 2 has been presented for informational purposes only, as required by Form 8-K. Such pro forma financial information does not purport to represent the actual results of operations that the Company would have achieved had it completed the Acquisition prior to the periods presented in the pro forma financial information, and it is not intended as a projection of the future results of operations that the Company may achieve after the Acquisition. No other amendments are being made to the Original Form 8-K by this Amendment No. 2. This Amendment No. 2 should be read in conjunction with the Original Form 8-K, which provides a more complete description of the Acquisition.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses or funds acquired.

The unaudited consolidated financial statements of Nelson Bros. Ready Mix, Ltd. and accompanying notes related thereto as of and for the three months ended March 31, 2026 and 2025, are filed herewith as Exhibit 99.1 and incorporated by reference herein (the “Target Financial Statements”).

(b) Pro forma financial information.

The unaudited pro forma condensed combined balance sheet of the Company as of March 31, 2026, the unaudited pro forma condensed combined statement of comprehensive income for the three months ended March 31, 2026 and the year ended December 31, 2025, and the accompanying notes related thereto are filed herewith as Exhibit 99.2 and incorporated by reference herein.

(d) Exhibits

Exhibit No.	Description

99.1	Unaudited financial statements of Nelson Bros. Ready Mix, Ltd. and accompanying notes related thereto as of and for the three months ended March 31, 2026 and 2025.

99.2	Unaudited pro forma condensed combined financial information of Suncrete, Inc. and accompanying notes related thereto as of and for the three months ended March 31, 2026 and for the year ended December 31, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNCRETE, INC.

Date: May 20, 2026	By:	/s/ Randall Edgar
		Name:	Randall Edgar
		Title:	Chief Executive Officer

Exhibit 99.1

NELSON BROS. READY MIX, LTD

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT’S REVIEW AND

COMPILATION REPORTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

TABLE OF CONTENTS

Page

Independent Accountant’s Review Report on the March 31, 2026 Interim Consolidated Financial Statements and Independent Accountant’s Compilation Report on the March 31, 2025 Interim Financial Statements

1-2

Financial Statements:

Balance Sheets (Unaudited)	3

Statements of Income (Loss) and Changes in Partners’ Capital (Unaudited)	4

Statements of Cash Flows (Unaudited)	5

Notes to Financial Statements (Unaudited)	6-15

EDGIN, PARKMAN, FLEMING & FLEMING, PC CERTIFIED PUBLIC ACCOUNTANTS 1401HOLLIDAY ST., SUITE 216 • P.O. BOX 750 WICHITA FALLS, TEXAS 76307-0750 PH.(940) 766-5550 • FAX (940) 766-5778	MICHAEL D. EDGIN, CPA DAVID L. PARKMAN, CPA A, PAUL FLEMING, CPA JOSHUA R. HARMAN, CPA

Independent Accountant’s Review Report on the March 31, 2026 Interim

Financial Statements and Independent Accountant’s Compilation

Report on the March 31, 2025 Interim Financial Statements

To the Partners of

Nelson Bros. Ready Mix, LTD

Review of March 31, 2026 Interim Financial Statements

We have reviewed the accompanying interim financial statements of Nelson Bros. Ready Mix, LTD (“Company”), which comprise the interim balance sheet as of March 31, 2026, and the related interim statements of income (loss) and changes in partners’ capital, and cash flows for the three months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Interim Financial Statements

Management is responsible for the preparation and fair presentation of the interim financial statements in accordance with the basis of accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Nelson Bros. Ready Mix, LTD and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Compilation of March 31, 2025 Interim Financial Statements

Management is responsible for the accompanying interim financial statements of Nelson Bros. Ready Mix, LTD, which comprise the balance sheet as of March 31, 2025, and the related interim statements of income (loss) and changes in partners’ capital, and cash flows for the three months then ended, and the related notes to the interim financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the interim financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on the March 31, 2025 interim financial statements.

EDGIN, PARKMAN, FLEMING & FLEMING, PC

Wichita Falls, Texas

May 6, 2026

NELSON BROS. READY MIX, LTD

BALANCE SHEETS (UNAUDITED)

MARCH 31, 2026 AND 2025

	Reviewed 2026	Compiled 2025
ASSETS
Current assets:
Cash and cash equivalents - unrestricted	$1,376,907	$3,068,525
Cash and cash equivalents - restricted	1,940,486	—
Accounts receivable:
Trade, net	4,869,963	11,093,236
Related parties	20,656,498	15,653,318
Other receivables	10	4,591,821
Inventory	1,909,844	2,737,364
Prepaid expenses	2,555,1 15	1,018,320

Total current assets	33,308,823	38,162,584

Other assets:
Property and equipment, net	28,357,503	32,304,677
Right-Of-use assets, net	1 13,076	838,1 96
Other assets	604,188	36,000

Total other assets	29,074,767	33,178,873

Total assets	$62,383,590	$71,341,457

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable - trade	$11,925,189	$22,429,101
Accounts payable - related parties	2,881,760	6,537,072
Accrued expenses	3,426,824	1,409,523
Other current liabilities	1,839,323	1,839,323
Line of credit	4,341,233	10,945,626
Current portion of operating lease liability	54,310	719,470
Current portion of notes payable, net of deferred loan costs	1,61 ,830	626,327
Notes payable - related parties	—	4,454,884

Total current liabilities	25,630,469	48,961,326

Long-term liabilities:
Operating lease liability, net of current portion	86,035	169,298
Notes payable, net of current portion and deferred loan costs	21,952,059	7,418,926

Total long-term liabilities	22,038,094	7,588,224

Total liabilities	47,668,563	56,549,550
Partners’ capital	14,715,027	14,791,907

Total liabilities and partners’ capital	$62,383,590	$71,341,457

See Accompanying Notes and Independent Accountant’s Review and Compilation Report

NELSON BROS. READY MIX, LTD

STATEMENTS OF INCOME (LOSS) AND CHANGES IN PARTNERS’

CAPITAL (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

	Reviewed 2026	Compiled 2025
Sales	$15,456,534	$27,805,492
Cost of sales	15,702,953	24,967,449

Gross profit from operations	(246,419)	2,838,043
General and administrative expenses	1,488,201	1,673,387

Income (loss) from operations	(1,734,620)	1,164,656

Other income (expense):
Other income	2,080	—
Gain on disposal of property and equipment	433,471	—
Interest expense	(793,452)	(361,799)

Total other income (expense)	(357,901)	(361,799)

Net income (loss) before state income tax expense	(2,092,521)	802,857
State income tax expense	—	90,000

Net income (loss)	(2,092,521)	712,857
Partner’s capital, January 1	16,838,626	14,079,050
Distributions to partners	(31,078)	—

Partner’s capital, March 31	$14,715,027	$14,791,907

See Accompanying Notes and Independent Accountant’s Review and Compilation Report

NELSON BROS. READY MIX, LTD

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED MARCH 31, 2026 AND 2025

	Reviewed 2026	Compiled 2025
Cash flows from operating activities:
Net income (loss)	$(2,092,521)	$712,857
Adjustments to reconcile net income (loss) to net cash from operating activities:
Amortization of debt issuance costs	62,044	—
Depreciation	896,289	1,000,000
Gain on disposal of property and equipment	(433,471)	—
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable - trade	(3,072,004)	(2,612,952)
Accounts receivable - related-party	460,722	(4,852,686)
Other receivables	(133,877)	45,407
Inventory	403,833	(587,151)
Prepaid expenses	(614,612)	(662,389)
Increase (decrease) in:
Accounts payable - trade	3,459,142	6,335,345
Accounts payable - related-party	474,339	6,625,880
Accrued expenses	1,253,904	(406,319)

Net cash provided by operating activities	663,788	5,597,992

Cash flows from investing activities:
Proceeds from the sale of property and equipment	500,000	—
Additional investment in captive insurance company	(568,188)	—

Net cash used by investing activities	(68,188)	—

Cash flows from financing activities:
Distributions to partners	(31,078)	—
Proceeds from line of credit	20,815,468	—
Payments on line of credit	(21,746,813)	—
Note payable repayments	(643,546)	(4,578,519)
Note payable - related parties repayments	—	(72,461)

Net cash used by financing activities	(1,574,891)	4,650,980

Net increase (decrease) in cash and cash equivalents	(979,291)	947,012
Cash and cash equivalents, January 1	4, 296,684	2,121,513

Cash and cash equivalents, March 31	$3,317,393	$3,068,525

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$633,625	$361 742

State income taxes	$—	$90,000

See Accompanying Notes and Independent Accountant’s Review and Compilation Report

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

MARCH 31, 2026 AND 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Nature of Business

Nelson Bros. Ready Mix, LTD, a Texas limited partnership established in 2001. The Company is a concrete contractor specializing in residential and commercial projects in Texas. The Company’s corporate office is located in Louisville, Texas, and the Company has plants in various locations in North Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no such investments at March 31, 2026 or 2025. The Company maintains cash balances in bank accounts that may, at times, exceed federally insured limits. The balances in these accounts exceeded FDIC insurance by approximately $1,300,000 and by approximately $2,800,000 at March 31, 2026 and 2025, respectively. The Company has incurred no losses related to amounts in excess of federally insured limits.

Restricted Cash

Amounts included in restricted cash represent those required to be set aside by a contractual agreement related to the letter of credit with a bank for the Company’s captive insurance policy. Restricted cash represents amounts pledged as collateral equal to 105% of the letter of credit outstanding at year-end.

Fair Value of Financial Instruments

ln accordance with the reporting requirements of Accounting Standards Codification (ASC) 825-10-50, “Disclosures About Fair Value of Financial Instruments”, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these items. The estimated fair value of the notes payable and line of credit also approximates its carrying value because the terms are comparable to similar lending arrangements in the marketplace.

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D.)

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at net realizable value, which includes an allowance for credit losses to reflect any anticipated losses on the collection of accounts receivables balance. The Company uses the allowance method of accounting for doubtful accounts. The year-end balance is based on historical collections and management’s review of the current states of existing receivables and estimates as to their collectability.

After all attempts to collect a receivable have failed, the receivable is written off against the allowance for credit losses. At March 31,2026 and 2025, management has recorded an allowance of $256,673 and $342,882, respectively.

Inventory

Inventories typically consist of raw materials and are valued at the lowest of cost or net realizable value on a first-in, first-out (FIFO) basis. The Company reviews inventory balances to determine if the carrying amount exceeds their net realizable value. This review process incorporates current industry and customer-specific trends, current operating plans, historical price activity and selling prices expected to be realized. lf the carrying amount of inventory exceeds its estimated net realizable value, the carrying values are adjusted accordingly.

Property and Equipment

The Company records purchases of property and equipment at cost less accumulated depreciation. Depreciation for financial reporting purposes commences when the assets are placed in service on a straight-line basis over the estimated useful lives of the assets which are as follows:

Estimated
Asset	Useful Life
Furniture and fixtures	5-7 years
Office equipment	3 years
Machinery and equipment	3-15 years
Vehicles and trailers	5 years
Buildings and improvements	7-30 years

Expenditures for repairs and maintenance are charged to expenses as incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized in the statement of income and changes in partners’capital.

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D.)

Impairment of Long-lived Assets

ln accordance with ASC 360-10, “Accounting for the Impairment or Disposal of Long-lived Assets”, the Company periodically reviews the carrying value of its long-lived assets, such as property and equipment, to test whether current events or circumstances indicate that such carrying value may not be recoverable. If the tests indicate that the carrying value of the asset is greater than the expected cash flows to be generated by such asset, then an impairment adjustment is recognized for the excess of the carrying value over fair value. For the three months ended March 31, 2026 and 2025, there were no impairments of long-lived assets.

Leases

The Company has leases for its office space and certain land leases that it leases from entities under common ownership. A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Operating lease right- of- use assets (ROU assets) represent the Company’s right to use an underlying asset for the lease term. Operating lease liabilities (lease liabilities) represent the Company’s obligation to make lease payments arising from the lease. The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases having initial terms of 12 months or less from ROU assets and lease liabilities and recognizes rent expense on a straight-line basis over the lease term.

Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms that have either been extended or are likely to be extended. The terms used to calculate the ROU assets and lease liabilities for these properties include the renewal options that the Company is reasonably certain to exercise.

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes the applicable risk-free rate in effect at the time of the lease inception. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions, or covenants.

The Company’s office lease agreements contain lease and non-lease components, which the Company accounts for as a single lease component. For these leases, there may be variability in future lease payments, as the amount of non-lease component is typically revised from one period to the next. These variable lease payments, which are primarily comprised of common area maintenance, utilities, taxes and other related fees that are passed on from the lessor in proportion to the leased space, are recognized in operating expenses in the period in which the obligation for those payments was incurred. There are no other variable lease costs for the three months ended March 31, 2026 and 2025.

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D.)

Deferred Loan Costs

Costs incurred for entering into the Company’s long-term debt are amortized over the term of the debt using the effective interest rate method. ln accordance with ASU 2015-03, “Debt Issuance Costs”, deferred loan costs are presented as debt discounts, net of the outstanding debt balances on the accompanying balance sheets. Deferred loan costs at March 31, 2026 and 2025 were $1 ,145,515 and $29,139, respectively. During the three months ended March 31, 2026 and 2025, amortization of deferred loan costs totaled $62,044 and $0, respectively, and is included in interest expense in the accompanying statements of income and changes in partners’ capital.

Revenue and Cost Recognition

The Company’s revenues are comprised of concrete sales and related products to customers. Revenue is recognized when the Company satisfies its performance obligation under the contract by performing the service to its customers. A performance obligation is a promise to transfer a distinct product or service to a customer.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or providing services. The nature of the Company’s contracts does not give rise to any notable amounts of variable consideration. Neither the type of product or service sold, or the location of sale significantly impacts the nature, amount, timing or uncertainty of revenue and cash flows.

A contract’s transaction price is allocated to each distinct performance obligation within the contract. Substantially all of the Company’s contracts have a single performance obligation. ln instances where multiple performance obligations may exist, due to the short duration of the arrangements or the insignificance of certain performance obligations, in substantially all cases it is not necessary to allocate the transaction price to the distinct performance obligations as the allocation would not result in a different accounting outcome.

All of the Company’s revenue is from products transferred to customers at a point in time. The Company recognizes revenue at the point in time in which the customer obtains control of the product, which is generally at delivery.

The Company expenses costs of obtaining a contract when incurred.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. As a result, income or losses are taxable or deductible to the partners rather than the Company; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. ln certain instances, the Company is subject to state taxes on income arising in or derived from the state tax jurisdictions in which it operates.

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D.)

State income tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. lf a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax expense recorded would equal the largest amount of expense related to the outcome that is 50% or greater likely to occur. The Company classifies any potential accrued interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as an operating expense. Management of the Company has not taken a tax position that, if challenged, would be expected to have a material effect on the financial statements as of or for the three months ended March 31, 2026 and 2025.

The Company did not incur and penalties or interest related to its state tax returns during the three months ended March 31, 2026 and 2025.

Advertising Costs

ln accordance with ASC 720-35, “Advertising Costs”, the Company expenses advertising costs as they are incurred. Advertising costs were approximately $68,300 and $0 for the three months ended March 31, 2026 and 2025, respectively.

Concentrations

Customers

For the three months ended March 31, 2026, the Company’s top three customers represented

42% of total sales and 16% of total accounts receivable - trade at March 31, 2026. For the three months ended March 31, 2025, the Company’s top five customers represented 39% of total sales and 29% of total accounts receivable - trade at March 31, 2025. The loss of one or more of these customers could have a negative impact on the Company’s financial statements.

Vendors

For the three months ended March 31, 2026, the Company’s top five vendors represented 70% of the total vendor-related costs. For the three months ended March 31, 2025, the Company’s top five vendors represented 73% of the total vendor-related costs. The loss of one or more of these vendors could have a negative impact on the Company’s financial statements. One of the top vendors is a related party - see Note 7 to the financial statements.

Litigation

The Company is subject to legal proceedings and claims arising in the ordinary course of its business. The Company estimates where such liabilities are probable to occur and whether reasonable estimates can be made and accrues liabilities when both conditions are met. ln the opinion of management, based upon current information, the ultimate outcome of these claims will not have a material adverse effect on the financial position or results of operations of the Company.

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of March 31, 2026 and 2025:

	2026	2025
Furniture and fixtures	$46,561	$46,561
Office equipment	274,162	289,869
Machinery and equipment	6,568,417	6,568,417
Vehicles and trailers	29,411,766	32,858,838
Buildings and improvements	20,900,234	20,900,234
Construction in progress	854.506	854,506

Total	58,055,646	61,518,425
Less accumulated depreciation	(29.698,143)	(29.213.748)

Property and equipment, net	$28,357,503	$32,304,677

Depreciation expense was $896,289 for the three months ended March 31, 2026, of which $893,748 is included in cost of sales and $2,541 is included in operating costs on the accompanying statements of income (loss) and changes in partners’ capital.

Depreciation expense was $1,000,000 for the three months ended March 31, 2025, of which $B56,897 is included in cost of sales and $143,103 is included in operating costs on the accompanying statements of income (loss) and changes in partners’ capital.

NOTE 3 - INVESTMENT IN CAPTIVE INSURANCE COMPANY

ln 2024, the Company became a participant in a member-owned captive insurance plan (Insurance Plan). The Insurance Plan provides insurance associated with workers’ compensation, commercial general, and commercial automobile liabilities. Under the terms of the Insurance Plan, the Company is insured up to $1,000,000 per claimant with a commercial general liability aggregate coverage of $2,000,000 covered by the Insurance Plan’s captive pool. The Company also purchased a fully insured umbrella and second layer excess policy for an additional $3,000,000 of coverage above what is provided by the Insurance Plan.

To participate in the Insurance Plan, the Company provided a letter of credit in the amount of $1,848,082 and an additional $568,188 deposit with the insurance company for potential losses and payment of insured claims that exceeded the insurance premiums paid into the Insurance Plan. Due to insurance claims for possible incidents that occur during the Insurance Plan year but are filed later, it takes the Insurance Plan a few years to close its books on any given plan year. Once the plan year is closed, the Insurance Plan will require additional payments or will issue refunds to individual members based upon their claims history for that plan year. The total investment in the Insurance Plan at March 31, 2026 and 2025 was as follows:

	2026	2025
Original investment	$36,000	$36,000
Security collateral deposit	568,188	—

Total investment	$604,188	$36,000

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 4 - NOTES PAYABLE

The Company previously financed various property and equipment through notes payable with third parties. These notes were generally secured by the related assets, bore interest at rates ranging from 3% to 11%, and matured on various dates through November 2032. The balance of these notes was $9,500,136 as of March 31, 2025. These notes were paid in full in October 2025 with the new note payable described below.

On October 27, 2025, the Company, along with various related parties, entered into a fixed-rate promissory note with Ansley Park Capital, LLC (APC) pursuant to a Master Loan and Security Agreement. The Note provides for borrowings of up to $25,000,000 and bears interest at a fixed rate of 11.39% per annum, calculated on the basis of a 360-day year and actual days elapsed.

The note requires interest-only payments from the execution date through November 1,2025. Beginning December 1,2025, the note requires 84 consecutive monthly installments of principal and interest of $396,386, payable in arrears on the first day of each month. ln addition, a balloon principal payment of $5,000,000 is due at maturity. The note matures on November 1, 2032.

The Company may prepay all, but not less than all, of the outstanding loan balance on a payment date after the first anniversary of the note, subject to providing 10 days’ prior written notice and payment of any applicable prepayment fee. The prepayment fee equals the principal amount prepaid multiplied by a percentage that steps down over time: 5% after year 1 through year 2,4% after year 2 through year 3,3% after year 3 through year 4,2% after year 4 through year 5,1% after year 5 through year 6, and 0.5% thereafter.

The note is secured by substantially all assets and equity interests of the Company and certain related parties. Upon the occurrence of an event of default, APC may declare all outstanding principal and accrued interest immediately due and payable. Amounts not received within five days of the due date are subject to late charges in accordance with the agreement.

The Company incurred deferred borrowing costs related to the note of approximately $1,254,000. These borrowing costs will be amortized over the life of the note.

Future principal payments due on the note payable as of March 31, 2026 are as follows:

Year Ending	Principal	Loan Cost
December 31,	Payment	Amortization	Total
2026	$1,347,961	($186,131)	$1,161,830
2027	2,234,059	(248,175)	1,985,884
2028	2,499,177	(248,175)	2,251,002
2029	2,810,540	(248,175)	2,562,365
2030	3,152,848	(190,673)	2,962,175
2031	3,536,846	—	3,536,846
2032	8,615,929	—	8.615,929

Totals	$24,197,360	($1,121,329)	$23,076,031

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 5 - LINE-OF-CREDIT

In 2024, the Company entered into a line-of-credit with a maximum credit facility of $14,000,000. The line-of-credit bore interest at the lesser of the Secured Overnight Financing Rate (SOFR) plus 2.50% and the maximum rate as defined in the credit agreement. At March 31, 2025, the outstanding balance on this line-of-credit was $10,945,626. This line-of-credit matured in October 2025 and was repaid in full with the new line-of-credit described below.

On October 27, 2025, the Company, along with other related parties, entered into a Master Credit and Security Agreement with Pathward, National Association. The Credit Agreement provides for a revolving line of credit with a maximum borrowing capacity of $15,000,000. Borrowings under the line-of-credit may be drawn, repaid, and reborrowed from time to time, subject to the terms of the agreement and the availability limitations described below.

Availability under the line-of-credit is limited to the less of (i) $15,000,000 or (ii) a borrowing base equal to 85% of eligible accounts receivable, less reserves established by the lender in its discretion. The lender may adjust advance rates, establish reserves, or otherwise restrict borrowing availability in accordance with the agreement.

The line-of-credit is demand based and is due and payable upon demand by the lender. Absent a continuing event of default, the borrowers generally have up to 150 days following such demand to repay all outstanding obligations. As a result, borrowings under the line-of-credit are classified as a current liability in the accompanying balance sheets. In addition, the agreement requires mandatory prepayments from the net proceeds of certain asset sales, incurrence of additional indebtedness, or equity issuances subject to specified thresholds.

Borrowings under the line-of-credit bear interest at a variable rate equal to the Wall Street Journal Prime Rate plus 1.5%, subject to a minimum interest rate of 7% per annum (8.25% as of March 31, 2026). Interest is calculated on the basis of a 360-day year and actual days elapsed and is payable monthly in arrears on the first day of each month. Upon the occurrence of an event of default, outstanding amounts bear interest at a default rate equal to the applicable interest rate plus 4%.

The Company may voluntarily terminate the line-of-credit and prepay outstanding borrowings, subject to a prepayment fee based on the remaining commitment and timing of the termination, which generally declines over the first two years of the agreement and may be waived under certain conditions. The line-of-credit is secured by a first-priority security interest (subject o permitted liens and an intercreditor arrangement with Ansley Park Capital, LLC (see Note 4) in substantially all personal property of the borrowers, including accounts receivable, inventory, equipment, deposit accounts, and general intangibles. Collections on accounts receivable are required to be remitted to a lender-controlled lockbox account.

The obligations under the agreement are joint and several among the borrowers and are guaranteed by certain affiliated entities and individuals pursuant to separate guaranty agreements. The agreement contains customary affirmative and negative covenants, including requirements related to financial reporting, maintenance of insurance, and restrictions on additional indebtedness, asset dispositions, distributions, and affiliate transactions. The Company was in compliance with these covenants at March 31, 2026. The outstanding balance under the agreement was $4,341,233 as of March 31, 2026.

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 6 -LEASES

The Company made cash payments for operating leases of $171 ,000 and $180,000 during the three months ended March 31, 2026 and 2025, respectively. These payments are included in general and administrative expenses in the accompanying statements of operations and changes in partners’ capital.

Maturities of operating leases as of March 31,2026 are as follows:

2026	$54,310
2027	86,035

Total	$140,345

Maturities of operating leases as of March 31,2025 were as follows:

2025	$719,470
2026	83,263
2027	86.035

Total	$888,768

NOTE 7 - RELATED PARTY IRANSACI/ONS

The Company has various related party accounts receivable and payable balances at March 31,2026 and 2025 with several related entities. These balances are derived from services provided between entities or cash management practices. These are included in individual line items in the accompanying balance sheets.

During the three months ended March 31,2026 and 2025, the Company purchased approximately $2,945,386 and $3,753,792, respectively, in hauling services from a related party, which are included in the cost of sales in the accompanying statements of income (loss) and changes in partners’ capital.

During the three months ended March 31, 2026 and 2025, the Company had concrete sales of $3,417,341 and $826,038, respectively to another related party.

The Company has a management fee agreement with a related party. During the three months ended March 31, 2026 and 2025, the Company incurred management fees of $105,000 and $35,000, respectively, which are included in general and administrative expenses in the accompanying statements of income (loss) and changes in partners’ capital.

The Company also has various leases with a related party, from which they incurred approximately $180,000 and $171,000 in lease expenses for the three months ended March 31, 2026 and 2025, respectively, which are included in general and administrative expenses in the accompanying statements of income (loss) and changes in partners’ capital.

The Company had a note payable to a related party with a balance of $1,454,884 as of March 31, 2025. The note was paid off in full during the year ended December 31, 2025.

The Company had a note payable to a related party with a balance of $3,000,000 as of March 31,2025. The note was paid off in full during the year ended December 31, 2025.

NELSON BROS. READY MIX, LTD

NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONT’D.)

MARCH 31, 2026 AND 2025

NOTE 8 - EMPLOYEE RETENTION CREDIT

The CARES Act provided an Employee Retention Credit (ERC), which is a refundable tax credit against certain employment taxes. During 2023, the Company received a refund of approximately $2,266,000 related to the ERC. Management has deferred recognition of the gain until it is probable that the amounts received will not be remitted back to the Internal Revenue Service. Accordingly, the amounts received have been recorded in other current liabilities on the accompanying balance sheets as of March 31, 2026 and 2025.

The Company incurred fees related to the ERG of approximately $427,000, which are netted with the amount deferred, resulting in a net deferral of approximately $1,839,000.

NOTE 9 - SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated events or transactions occurring after March 31, 2026, the balance sheet date, through May 6, 2026, the date the financial statements were available to be issued, and determined that there were no events that requires disclosure.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Previously Completed Business Combination

On October 9, 2025, Haymaker Acquisition Corp. 4, a Cayman Islands exempted company (“Haymaker” or “SPAC”), Haymaker Merger Sub I, Inc. (“Merger Sub I”), Haymaker Merger Sub II, LLC (“Merger Sub II”), Suncrete, Inc. (“PubCo” or “Suncrete”) and Concrete Partners Holding, LLC (“CPH” or “Company”) entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which (1) at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) and following the Domestication (as defined below), Haymaker merged with Merger Sub I, a wholly-owned subsidiary of PubCo (the “Initial Merger”), with Haymaker surviving the Initial Merger as a wholly owned subsidiary of Suncrete (the time at which the Initial Merger became effective, the “Initial Merger Effective Time”) and immediately after, CPH merged into Merger Sub II, a wholly-owned subsidiary of PubCo (the “Acquisition Merger,” together with the Initial Mergers, the “Mergers,” and the time at which the Acquisition Merger became effective, the “Acquisition Merger Effective Time”) resulting in a combined company whereby Haymaker and CPH are wholly-owned subsidiaries of Suncrete; (2) Haymaker domesticated (the “Domestication”) as a Delaware corporation in accordance with the General Corporation Law of the State of Delaware, the Companies Act (As Revised) of the Cayman Islands and the amended and restated memorandum and articles of association of Haymaker (as amended from time to time); and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto were consummated (collectively, with the Mergers, the Domestication and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

On April 8, 2026, as contemplated by the Business Combination Agreement, Haymaker filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, pursuant to which Haymaker was domesticated and continued as a Delaware corporation.

Subject to and in accordance with the terms and conditions of the Business Combination Agreement, Initial Merger and Acquisition Merger:

1)	At the Initial Merger Effective Time:

a.

PubCo filed an Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, which was adopted as the certificate of incorporation of PubCo until thereafter amended as provided by the DGCL and such certificate of incorporation;

b.	PubCo adopted Amended and Restated Bylaws as the bylaws of PubCo until thereafter amended as provided by the DGCL, the Amended and Restated Certificate of Incorporation and such bylaws;

c.

The certificate of incorporation and bylaws of Merger Sub I, as in effect immediately prior to the Initial Merger Effective Time, became the certificate of incorporation and bylaws for the SPAC until thereafter amended in accordance with their terms and applicable provisions of the DGCL;

d.	Each issued and outstanding share of common stock of Merger Sub I was redeemed for par value;

e.	Each issued and outstanding share of Class A common stock of Haymaker was canceled and converted into one share of Class A common stock, par value $0.0001 per share of PubCo (“Class A Common Stock”);

f.	Each issued and outstanding Class B common stock of Haymaker was canceled and converted into one share of Class B common stock, par value $0.0001 per share of PubCo (“Class B Common Stock”);

g.

Each outstanding and unexercised issued and outstanding public warrants to purchase Class A common stock of Haymaker (“SPAC Warrant”), was automatically assumed and converted into a warrant to acquire one share of Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrant immediately prior to the Initial Merger Effective Time; and

h.	Each issued and outstanding SPAC Unit was detached into one share of Class A Common Stock and one-half of one SPAC Warrant.

2)	At the Acquisition Merger Effective Time:

a.

The certificate of formation and limited liability company agreement of Merger Sub II, as in effect immediately prior to the Acquisition Merger Effective Time, in materially the same form, became the certificate of formation and limited liability company agreement of the Surviving Subsidiary Company until thereafter amended in accordance with their terms and the applicable provision of the DLLCA;

b.

Each issued and outstanding Company Common Unit was cancelled and converted into the right to receive, in the aggregate, that number of fully paid and non-assessable shares of Class B Common Stock and/or Class A Common Stock equal to the Company Common Unit Exchange Ratio (as defined in the Business Combination Agreement);

c.

Each issued and outstanding Preferred Unit of CPH was cancelled and converted into the right to receive, in the aggregate, that number of fully paid and non-assessable shares of Class B Common Stock and/or Class A Common Stock equal to the Company Preferred Unit Exchange Ratio (as defined in the Business Combination Agreement);

d.

Each issued and outstanding Incentive Unit of CPH was automatically cancelled and ceased to exist in exchange for a right to receive a number of restricted Class A Common Stock equal to the Company Incentive Unit Share Consideration (as defined in the Business Combination Agreement) with respect to such Company Incentive Unit;

e.	Each Unit of CPH held in treasury was cancelled without any conversion and no payment or distribution made;

f.	Each issued and outstanding share of Class B Common Stock was converted into and exchanged, on a one-for-one basis, into one share of Class A Common Stock (subject to certain exceptions);

g.	Each issued and outstanding Unit of Merger Sub II was converted into and exchanged for one validly issued, fully paid and non-assessable Unit of CPH; and

h.

Subject to receipt of necessary waivers, approvals, consents or authorizations and the satisfaction of certain contractual requirements, PubCo issued 2,500,000 shares of Class B Common Stock to Dothan Independent GP, LP (“Dothan Independent”).

Haymaker entered into subscription agreements (the “PIPE Subscription Agreements”) with certain institutional investors (collectively, the “PIPE Investors”), pursuant to which, among other things, Haymaker agreed to (i) issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of 14,853,582 shares of Class A Common Stock, par value $0.0001 per share, for a purchase price of $10.00 per share and (ii) 2,525,094 pre-funded common stock purchase warrants, each to purchase one share of Class A Common Stock (the “Pre-Funded Warrants”) at a per share exercise price equal to $0.0001, at a purchase price per Pre-Funded Warrant equal to the Purchase Price less the Exercise Price. Concurrently with the Closing, Suncrete received an aggregate amount of $167.1 million from the PIPE Investors.

Suncrete previously entered into a Securities Exchange Agreement (the “Exchange Agreement”) with holders of the its Senior Preferred Units (the “Senior Preferred Units”), pursuant to which Suncrete agreed to issue an aggregate of 26,000 shares of Series A Convertible Perpetual Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), to such Senior Preferred Unit holders in exchange for their Senior Preferred Units (the “Exchange”). On April 8, 2026, the Exchange occurred immediately prior to the closing of the Acquisition Merger, and Suncrete issued 26,000 shares of Series A Preferred Stock to the Senior Preferred Unit holders, following the acceptance by the Secretary of State of the State of Delaware of the Certificate of Designation for the Series A Convertible Perpetual Preferred Stock.

Immediately prior to the Domestication, on April 8, 2026, Haymaker redeemed all of its issued and outstanding public warrants to purchase Class A Ordinary Shares of Haymaker, par value $0.0001 per share (“SPAC Class A Ordinary Shares” and such warrants, the “SPAC Public Warrants”), in exchange for (i) $2.25 in cash and (ii) 0.075 SPAC Class A Ordinary Shares per SPAC Public Warrant (the “Warrant Redemption”).

On April 6, 2026, Haymaker and Suncrete entered into a forward purchase agreement (the “Forward Purchase Agreement”) with each of Harraden Circle Investors, LP (“HCI”), Harraden Circle Special Opportunities, LP (“HCSO”), Harraden Circle Strategic Investments, LP (“HCSI”) and Harraden Circle Concentrated, LP (“HCC”) (with HCI, HCSO, HCSI, HCC, collectively as “Forward Purchase Agreement Seller”) for a prepaid share forward transaction. Pursuant to the terms of the Forward Purchase Agreement, the Forward Purchase Agreement Seller has agreed to purchase up to 5,000,000 Shares (as defined in the Forward Purchase Agreement) in accordance with the terms and conditions therein. The Forward Purchase Agreement provides that the Forward Purchase Agreement Seller will be prepaid an aggregate cash amount (the “Prepayment Amount”) equal to the (i) number of Shares, multiplied by (ii) the per-share redemption price at the closing of the Business Combination (the “Initial Price”). The Forward Purchase Agreement Seller was paid the Prepayment Amount directly from Haymaker’s trust account. From time to time and on any business day on which Nasdaq and commercial banks in the City of New York are open for business (an “Exchange Business Day”), following the closing of the Business Combination (any such date, an “OET Date”), and subject to the terms and conditions therein, the Forward Purchase Agreement Seller shall terminate the Transaction in whole or in part with respect to any number of Shares that are sold by Forward Purchase Agreement Seller on such OET Date by giving notice of such termination and the specified number of Shares (such quantity, the “Terminated Shares”). As of each OET Date, Suncrete will be entitled to from the Forward Purchase Agreement Seller, and the Forward Purchase Agreement Seller shall pay to Suncrete an amount equal to (a) the Initial Price multiplied by (b) the Terminated Shares. The Forward Purchase Agreement maturity date will be the earlier of (a) 6 months after the closing of the Business Combination, or (b) ten Exchange Business Days following the date upon which Suncrete, in its sole discretion, delivers written notice to Forward Purchase Agreement Seller that Suncrete is accelerating the maturity date; provided that such notice will not be effective until three months after the closing of the Business Combination. In addition, Suncrete has the right, in its sole discretion, to extend the maturity up to two times by three months each time by delivering written notice to Forward Purchase Agreement Seller at least ten Exchange Business Days in advance of the then-scheduled maturity date. At maturity, in exchange for the return of the number of remaining Shares under the Forward Purchase Agreement, the Forward Purchase Agreement Seller shall retain an amount equal to (i) the number of Shares multiplied by (ii) the Initial Price. The Forward Purchase Agreement Seller also agreed to waive any redemption rights with respect to the Shares during the term of the Forward Purchase Agreement.

The Business Combination was accounted for as a reverse recapitalization under GAAP. Under this method of accounting, Haymaker was treated as the “acquired” company for accounting purposes. Accordingly, for accounting purposes, the financial statements of the post-combination company represent a continuation of the financial statements of CPH with the Business Combination treated as the equivalent of CPH issuing stock for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Haymaker were stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of CPH in future reports of PubCo.

CPH has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	CPH members comprising a relative majority of the voting power of PubCo and having the ability to nominate six of the nine members of the board of directors of PubCo;

•	CPH’s operations prior to the acquisition comprising the only ongoing operations of PubCo; and

•	CPH’s senior management comprising a majority of the senior management of PubCo.

Previously Completed 2025 Acquisition – Thunder Acquisition

On October 17, 2025 Eagle Redi-Mix Concrete, LLC (“Eagle”), a subsidiary of CPH, entered into the Equity and Asset Purchase and Contribution Agreement (the “Schwarz Purchase Agreement”) with SRM, Inc. dba Schwarz Ready Mix, SRM Leasing, LLC, an Oklahoma limited liability company (“Schwarz Leasing”), Schwarz Sand, LLC an Oklahoma limited liability company (“Schwarz Sand,” and together with Schwarz Ready Mix and Schwarz Leasing, the “Schwarz Entities”), the equity holders of Schwarz Ready Mix and Schwarz Leasing (collectively, the “Owners”), the equity holders of Schwarz Sand (collectively, the “Schwarz Sand Sellers”), certain other transaction beneficiaries, and Schwarz Ready Mix, in its capacity as a representative of the selling parties (the transaction, the “Thunder Acquisition”).

Pursuant to the Schwarz Purchase Agreement, Eagle acquired substantially all of the assets of Schwarz Ready Mix and Schwarz Leasing and all of the issued and outstanding equity interests of Schwarz Sand for an aggregate purchase price of $115.6 million, consisting of (i) $72.9 million paid in cash at closing, minus the estimated closing indebtedness, the estimated transaction expenses, the adjustment escrow amount and the indemnity escrow amount as further described in the Schwarz Purchase Agreement, (ii) $22.7 million to be paid in cash on June 30, 2026 and (iii) 20,000,000 shares of Preferred Units of the CPH issued to the Schwarz Sand Sellers in exchange for the contributed units of Schwarz Sand, with such amount being subject to certain customary post-Closing purchase price adjustments as further described in the Schwarz Purchase Agreement.

The Thunder Acquisition was accounted for as a business combination in accordance with ASC 805. The assets acquired and liabilities assumed were recorded at their respective fair values as of October 17, 2025. Any transaction costs were expensed as incurred in accordance with ASC 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined financial information presented herein for CPH reflects the transaction accounting adjustments to CPH’s historical financial information in order to account for the Thunder Acquisition and include the assumption of liabilities as set forth in the Schwarz Purchase Agreement.

Hope Concrete Acquisition

On April 28, 2026 (“Hope Concrete Closing Date”), two subsidiaries of Suncrete, Concrete Partners, LLC, a Delaware limited liability company and Suncrete Intermediate, Inc. (“Suncrete Intermediate”), a Delaware corporation and newly formed subsidiary of Suncrete, entered into a Membership Interest Purchase Agreement (the “Hope Concrete MIPA”) and related agreements with the owners of Hope Concrete, LLC, a Texas limited liability company (“Hope Concrete”), to acquire 100% of the ownership interests of Hope Concrete and its subsidiaries, Lafayette Concrete Division LLC, a Louisiana limited liability company, and Baton Rouge Concrete Division LLC, a Louisiana limited liability company. The owners of Hope Concrete who are also parties to the Hope Concrete MIPA, were Hope Concrete Intermediate Holdings, LLC, a Delaware limited liability company (“Hope Intermediate”), Michael Mikytuck, Christine Wienberg, and Foley Bros., LLC, a Texas limited liability company (“Foley,” and collectively, with Hope Intermediate, Mr. Mikytuck and Ms. Wienberg, the “Hope Concrete Sellers”), and Hope Intermediate in its capacity as representative of the Hope Concrete Sellers (the transaction, the “Hope Concrete Acquisition”).

After giving effect to the transactions contemplated by the Hope Concrete MIPA, the aggregate consideration consisted of (i) 220,007 shares (the “Mikytuck Rollover Securities”) of Class A Common Stock issued to Mr. Mikytuck, (ii) 69,511 shares of Class B common stock, par value $0.0001 per share, of Suncrete Intermediate issued to Foley (the “Suncrete Intermediate Rollover Securities”) and (iii) a closing cash payment of $67.4 million, consisting of $39.4 million paid to the Hope Concrete Sellers, $27.4 million paid to satisfy the debt obligations of Hope Concrete and closing adjustments of $0.6 million.

The Suncrete Intermediate Rollover Securities issued by Suncrete Intermediate are nonvoting, have no dividend or liquidation rights and are exchangeable for an aggregate of 695,110 shares of Class A Common Stock of Suncrete on the terms and subject to the conditions set forth in an Exchange Agreement, dated April 28, 2026, by and among Suncrete, Suncrete Intermediate and Foley.

The Hope Concrete Acquisition was preliminarily determined to be a business combination for purposes of these unaudited pro forma condensed combined financial statements. Suncrete is the accounting acquirer, as it obtained control of Hope Concrete. The assets acquired and liabilities assumed will be recorded at their respective fair values as of the Hope Concrete Closing Date. Any transaction costs will be expensed in accordance with ASC 805. The unaudited pro forma condensed combined financial statements presented herein have been prepared to reflect the transaction accounting adjustments to Suncrete’s unaudited pro forma condensed combined financial information in order to account for the Hope Concrete Acquisition and include the assumption of liabilities as set forth in the Hope Concrete MIPA.

Nelson Bros. Acquisition

On May 6, 2026 (“Nelson Bros. Closing Date”), Suncrete, through its newly acquired subsidiary, Hope Concrete, executed a MIPA (“Nelson Bros. MIPA”) with (i) Randell R. Owens, an individual resident of the State of Texas, (ii) Ronda A. Owens, an individual resident of the State of Texas, (iii) JAO, LLC, a Texas limited liability company (“JAO, LLC”), and (iv) Owens Regional Investments, LLC, a Texas limited liability company (collectively, the “Nelson Bros. Sellers”); and Jacob Owens, an individual resident of the State of Texas, in his capacity as representative of the Nelson Bros. Sellers (the transaction, the “Nelson Bros. Acquisition”).

Pursuant to the Nelson Bros. MIPA, Hope Concrete, a newly acquired subsidiary of Suncrete, acquired all of the outstanding equity interests of Nelson Bros. Ready Mix, LTD (“Nelson Bros.”). After giving effect to the transactions contemplated by the Nelson Bros. MIPA, the aggregate consideration consisted of (i) 1,296,456 shares of Class A Common Stock, (ii) a closing cash payment of $45.0 million, consisting of $7.4 million paid to the Nelson Bros. Sellers, $33.0 million paid to satisfy the debt obligations of Nelson Bros. and closing adjustments of $4.6 million, and (iii) deferred consideration of $18.0 million (“Earnout Amount”). In addition, Nelson Bros. Materials, LLC (“Nelson Materials”), an affiliate of the Nelson Bros. Sellers, entered into a Sand Supply Agreement contemporaneously with the Nelson Bros. Closing Date, whereby Nelson Materials agreed to provide a $9.0 million credit for future purchases of sand for use by Suncrete.

The Nelson Bros. Sellers are eligible to receive the Earnout Amount provided the trailing twelve-month (“TTM”) Materials Spread is greater than $47.5 million during any period beginning on the first full calendar quarter ending after the Nelson Bros. Closing Date and ending on the fifth anniversary. The Material Spread is defined in the Nelson Bros. MIPA as Concrete Revenue (as defined therein) less Landed Material Costs (as defined therein).

The Nelson Bros. Acquisition was preliminarily determined to be a business combination for purposes of these unaudited pro forma condensed combined financial statements. Suncrete is the accounting acquirer, as it obtained control of Nelson Bros. The assets acquired and liabilities assumed will be recorded at their respective fair values as of the Nelson Bros. Closing Date. Any transaction costs will be expensed in accordance with ASC 805. The unaudited pro forma condensed combined financial statements presented herein have been prepared to reflect the transaction accounting adjustments to Suncrete’s unaudited pro forma condensed combined financial information in order to account for the Nelson Bros. Acquisition and include the assumption of liabilities as set forth in the Nelson Bros. MIPA.

Unaudited Pro Forma Condensed Combined Financial Statements

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures and Acquired and Disposed Businesses” to depict the accounting for the transactions described herein (“Transaction Accounting Adjustments”) and do not present any synergies expected to occur as a result of the Business Combination, the Thunder Acquisition, the Hope Concrete Acquisition or the Nelson Bros. Acquisition.

The unaudited pro forma condensed combined financial information presented herein for Suncrete reflects the combination of financial information of Haymaker and CPH, adjusted to give effect to the Business Combination and related transactions, including the Thunder Acquisition and is denoted in the accompanying unaudited pro forma condensed combined financial information as “Suncrete Pro Forma”.

The unaudited pro forma condensed combined balance sheet as of March 31, 2026, gives effect to the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition as if they had occurred on March 31, 2026. The unaudited pro forma condensed combined statement of operations for three months ended March 31, 2026 and the year ended December 31, 2025 give effect to the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition as if they had occurred on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statement of operations does not reflect a provision for income taxes or any amounts that would have resulted had Suncrete filed consolidated income tax returns during the period presented. The unaudited pro forma condensed combined balance sheet does not reflect any potential deferred taxes as a result of the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition since it is likely that Suncrete will record a valuation allowance against federal and state deferred tax assets given its history of net operating losses.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what Suncrete’s financial position or results of operations actually would have been had the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition or the Nelson Bros. Acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Suncrete following the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition or the Nelson Bros. Acquisition. The actual financial position and results of operations of Suncrete may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information does not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition or the Nelson Bros. Acquisition and, accordingly, does not attempt to predict or suggest future results.

The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with:

•

Haymaker’s unaudited consolidated financial statements and related notes as of March 31, 2026 and for the three months ended March 31, 2026, in Suncrete’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2026;

•

Haymaker’s audited consolidated financial statements and related notes as of and for the years ended December 31, 2025 and 2024, included in Suncrete’s Current Report on Form 8-K filed with the SEC on April 14, 2026;

•

CPH’s unaudited consolidated financial statements and related notes as of March 31, 2026 and for the three months ended March 31, 2026, included in Suncrete’s Current Report on Form 8-K/A filed with the SEC on May 16, 2026;

•

CPH’s audited consolidated financial statements and related notes as of and for the years ended December 31, 2025 and 2024, included in Suncrete’s Current Report on Form 8-K filed with the SEC on April 14, 2026;

•

Suncrete’s unaudited consolidated financial statements and related notes as of March 31, 2026 and for the three months ended March 31, 2026, included in Suncrete’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026;

•

Suncrete’s audited consolidated financial statements and related notes as of December 31, 2025 and for the period from inception (September 30, 2025) to December 31, 2025, included in Suncrete’s Special Report on Form 10-K filed with the SEC on April 14, 2026;

•

The Schwarz Entities’ audited consolidated financial statements and related notes as of October 17, 2025 and for the period January 1, 2025 through October 17, 2025, included in Suncrete’s Current Report on Form 8-K filed with the SEC on April 14, 2026;

•	The unaudited consolidated financial statements and related notes of Hope Concrete as of March 31, 2026 and for the three months ended March 31, 2026, included in this Current Report on Form 8-K/A;

•

The audited consolidated financial statements and related notes of Hope Concrete as of and for the years ended December 31, 2025 and 2024, included in Suncrete’s Current Report on Form 8-K/A filed with the SEC on May 11, 2026;

•

The unaudited consolidated financial statements and related notes of Nelson Bros. Ready Mix, LTD as of March 31, 2026 and for the three months ended March 31, 2026, included in this Current Report on Form 8-K/A; and

•

The audited consolidated financial statements and related notes of Nelson Bros. Ready Mix, LTD as of and for the years ended December 31, 2025 and 2024, included in Suncrete’s Current Report on Form 8-K/A filed with the SEC on May 11, 2026.

SUNCRETE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2026

		Historical		Transaction Accounting Adjustments
(In $000’s)	Suncrete Pro Forma (z)	Hope Concrete	Nelson Bros.	Conforming and Reclassifications		Hope Concrete and Nelson Bros. Acquisitions		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$170,492	$441	$1,377	$—		$(67,411)	(c)	$59,899
						(45,000)	(d)
Restricted cash	—	—	1,940	—		—		1,940
Accounts receivable, net	35,127	7,318	4,870	216	(a)	—		69,085
				20,656	(b)
				898	(a)
Accounts receivable – related party	—	898	20,656	(20,656)	(b)	—		—
				(898)	(a)
Other receivables	—	216	—	(216)	(a)	—		—
Inventory	9,187	1,327	1,910	—		—		12,424
Prepaid expenses	—	1,105	2,555	(1,105)	(a)	—		—
				(2,555)	(b)
Other current assets	8,330	—	—	1,105	(a)	9,034	(x)	21,024
				2,555	(b)

Total current assets	223,136	11,305	33,308	—		(103,377)		164,372
Property, plant and equipment:
Property, plant and equipment, at cost	169,953	—	—	26,950	(a)	(26,950)	(e)	267,139
				58,056	(b)	53,227	(e)
						(58,056)	(f)
						43,959	(f)
Less: accumulated depreciation	(20,447)	—	—	(9,586)	(a)	9,586	(e)	(20,447)
				(29,698)	(b)	29,698	(f)

Property, plant and equipment, net	149,506	—	—	45,722		51,464		246,692

Property and equipment, net	—	17,364	28,358	(17,364)	(a)	—		—
				(28,358)	(b)
Accounts and notes receivable – related party	—	7,216	—	(7,216)	(a)	—		—
Goodwill	79,505	28,060	—	—		(28,060)	(g)	79,505
Customer relationships, net	69,247	—	—	—		10,742	(h)	88,861
						8,872	(i)
Trade name	24,800	—	—	—		5,177	(j)	34,253
						4,276	(k)
Right-to-use assets, net	—	5,782	113	—		—		5,895
Investment in captive insurance company	—	1,287	—	(1,287)	(a)	—		—
Other assets	—	—	604	(604)	(b)	—		—
Other noncurrent assets, net	7,363	—	—	7,216	(a)	—		16,470
				1,287	(a)
				604	(b)

Total assets	$553,557	$71,014	$62,383	$—		$(50,906)		$636,048

LIABILITIES, REDEEMABLE MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$15,491	$5,312	$11,925	$2,882	(b	)	$(150)	(l)	$35,460
Accounts payable – related party	—	—	2,882	(2,882)	(b	)	—		—
Accrued liabilities	31,838	—	3,427	1,784	(a	)	(196)	(y)	45,314
				1,839	(b	)	3,931	(m)
							2,691	(n)
Accrued expenses	—	1,784	—	(1,784)	(a	)	—		—
Other current liabilities	—	—	1,839	(1,839)	(b	)	—		—
Current income tax liability	—	150	—	—			(150)	(o)	—
Deferred income tax liability	—	4,619	—	—			(4,619)	(o)	—
Current portion of finance lease liability	—	266	—	(266)	(a	)	—		—
Lines of credit	—	—	4,341	—			(4,341)	(p)	—
Current portion of lease liabilities	542	—	—	266	(a	)	—		862
				54	(b	)
Current portion of operating lease liabilities	—	—	54	(54)	(b	)	—		—
Current portion of notes payable	—	—	1,162	—			(1,162)	(p)	—
Current portion of notes payable, net of deferred loan costs	—	4,113	—	—			(4,113)	(q)	—
Long-term debt, current portion	15,074	—	—	—			—		15,074

Total current liabilities	62,945	16,244	25,630	—			(8,109)		96,710

Finance lease liability, net of current portion	—	5,832	—	(5,832)	(a	)	—		—
Operating lease liabilities, net of current portion	—	—	86	(86)	(b	)	—		—
Long-term lease liability	6,559	—	—	5,832	(a	)	—		12,477
				86	(b	)
Contingent consideration	—	—	—	—			15,000	(r)	15,000
Notes payable, net of current portion and deferred loan costs	—	22,448	21,952	—			(22,448)	(q)	—
							(21,952)	(p)
Long-term debt, net	184,053	—	—	—			—		184,053

Total liabilities	253,557	44,524	47,668	—			(37,509)		308,240

Commitments and Contingencies
Redeemable mezzanine equity
Series A preferred stock	26,569	—	—	—			—		26,569
Shareholders’ equity
Suncrete Class A common stock	5	—	—	—			—		5
Suncrete Class B common stock	1	—	—	—			—		1
Members equity (deficit)	(30,038)	26,490	—	—			(26,490)	(s)	(36,660)
							(3,931)	(m)
							(2,691)	(n)
Partners’ capital	—	—	14,715	—			(14,715)	(t)	—
Additional paid-in capital	303,463	—	—	—			19,952	(w)	337,893
							10,997	(u)
							3,481	(v)

Total shareholders’ equity	273,431	26,490	14,715	—			(13,397)		301,239

Total liabilities, redeemable mezzanine equity, and shareholders’ equity	$553,557	$71,014	$62,383	$—			$(50,906)		$636,048

SUNCRETE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

		Historical		Transaction Accounting Adjustments
(In $000’s)	Suncrete Pro Forma (r)	Hope Concrete	Nelson Bros.	Conforming and Reclassifications		Hope Concrete and Nelson Bros. Acquisitions		Pro Forma Combined
Revenues	$61,829	$14,559	$15,456	$—		$—		$91,844
Cost of goods sold	42,056	11,507	15,703	(1,604)	(a)	(413)	(c)	64,457
				(5,189)	(b)	1,413	(d)
						984	(e)

Gross profit	19,773	3,052	(247)	6,793		(1,984)		27,387
Operating expenses:
Selling, general, and administrative expenses	19,512	1,404	1,488	1,604	(a)	(226)	(c)	29,875
				16	(a)	774	(d)
				226	(a)	(896)	(f)
				5,189	(b)	398	(e)
						(105)	(h)
						269	(i)
						222	(j)
Acquisition-related costs	956	—	—	—		—		956
Business development	—	16	—	(16)	(a)	—		—
Depreciation	—	226	—	(226)	(a)	—		—
Gain on disposal of assets, net	—	—	—	(34)	(a)	—		(467)
				(433)	(b)

Total operating expenses	20,468	1,646	1,488	6,326		436		30,364

Operating income	(695)	1,406	(1,735)	467		(2,420)		(2,977)

Non-operating expenses (income):
Other expense (income)	(74)	—	(2)	(96)	(a)	—		(232)
				(60)	(a)
Interest income	—	(1)	—	1	(a)	—		—
Equipment rental	—	(96)	—	96	(a)	—		—
Management fees	—	(60)	—	60	(a)	—		—
Gain on disposal of property and equipment	—	(34)	(433)	34	(a)	—		—
				433	(b)
Interest expense, net	4,015	634	793	(1)	(a)	(634)	(m)	4,014
						(793)	(n)

Total non-operating expense (income)	3,941	443	358	467		(1,427)		3,782
Net income (loss) before income taxes	(4,636)	963	(2,093)	—		(993)		(6,759)
Income tax expense	—	52	—	—		(52)	(o)	—

Net income (loss)	$(4,636)	$911	$(2,093)	$—		$(941)		$(6,759)

Weighted average number of common shares outstanding, basic and diluted	73,119,471						(q)	75,331,044

Net loss per common share, basic and diluted	$(0.06)						(q)	$ (0.09)

SUNCRETE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

		Historical		Transaction Accounting Adjustments
(In $000’s)	Suncrete Pro Forma (s)	Hope Concrete	Nelson Bros.	Conforming and Reclassifications		Hope Concrete and Nelson Bros. Acquisitions		Pro Forma Combined
Revenues	$270,302	$56,552	$102,536	$—		$—		$429,390
Cost of goods sold	181,232	47,246	94,192	(8,780)	(a)	(1,698)	(c)	297,912
				(24,447)	(b)	6,231	(d)
						3,936	(e)

Gross profit	89,070	9,306	8,344	33,227		(8,469)		131,478
Operating expenses:
Selling, general, and administrative expenses	73,738	7,191	8,108	8,780	(a)	(686)	(c)	123,357
				164	(a)	2,519	(d)
				686	(a)	(4,041)	(f)
				24,447	(b)	1,591	(e)
						(600)	(g)
						(501)	(h)
						1,074	(i)
						887	(j)
Acquisition-related costs	6,696	—	—	—		3,931	(k)	13,318
						2,691	(l)
Business development	—	164	—	(164)	(a)	—		—
Depreciation	—	686	—	(686)	(a)	—		—
Gain on disposal of assets, net	(508)	—	—	(2,316)	(a)	—		(2,824)

Total operating expenses	79,926	8,041	8,108	30,911		6,865		133,851

Operating income	9,144	1,265	236	2,316		(15,334)		(2,373)

Non-operating expenses (income):
Other expense (income)	337	—	52	(383)	(a)	—		(234)
				(240)	(a)
Interest income	—	(1)	—	1	(a)	—		—
Equipment rental	—	(383)	—	383	(a)	—		—
Management fees	—	(240)	—	240	(a)	—		—
Gain on disposal of property and equipment	—	(2,316)	—	2,316	(a)	—		—
Interest expense, net	18,050	2,428	1,751	(1)	(a)	(2,428)	(m)	18,049
						(1,751)	(n)

Total non-operating expense (income)	18,387	(512)	1,803	2,316		(4,179)		17,815
Net income (loss) before income taxes	(9,243)	1,777	(1,567)	—		(11,155)		(20,188)
Income tax expense	—	1,211	410	—		(1,211)	(o)	—
						(410)	(p)

Net income (loss)	$(9,243)	$566	$(1,977)	$—		$(9,534)		$(20,188)

Weighted average number of common shares outstanding, basic and diluted	73,119,471						(q)	75,331,044

Net loss per common share, basic and diluted	$(0.13)						(q)	$(0.27)

SUNCRETE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

The unaudited pro forma condensed combined financial information presented herein for Suncrete reflects the combination of financial information of Haymaker and CPH, adjusted to give effect to the Business Combination and related transactions, including the Thunder Acquisition and is denoted in the accompanying unaudited pro forma condensed combined financial information as “Suncrete Pro Forma” and also includes the historical consolidated financial statements of Hope Concrete and Nelson Bros.

The Business Combination was accounted for as a reverse recapitalization under GAAP. Under this method of accounting, Haymaker was treated as the “acquired” company for accounting purposes. Accordingly, for accounting purposes, the financial statements of the post-combination company represent a continuation of the financial statements of CPH with the Business Combination treated as the equivalent of CPH issuing stock for the net assets of Haymaker, accompanied by a recapitalization. The net assets of Haymaker were stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of CPH in future reports of PubCo.

CPH has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	CPH members comprising a relative majority of the voting power of PubCo and having the ability to nominate six of the nine members of the board of directors of PubCo;

•	CPH’s operations prior to the acquisition comprising the only ongoing operations of PubCo; and

•	CPH’s senior management comprising a majority of the senior management of PubCo.

The Hope Concrete Acquisition and Nelson Bros. Acquisition were preliminarily determined to be business combinations for purposes of these unaudited pro forma condensed combined financial statements. The assets acquired and liabilities assumed will be recorded at their respective fair values as of each respective closing date. Any transaction costs will be expensed in accordance with ASC 805. The unaudited pro forma condensed combined financial statements presented herein have been prepared to reflect the transaction accounting adjustments to Suncrete’s unaudited pro forma condensed combined financial information in order to account for the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition.

The transaction accounting adjustments reflect the consummation of the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition and are based on certain currently available information and certain assumptions and methodologies that Suncrete believes are reasonable. The unaudited transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Suncrete believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of March 31, 2026, gives effect to the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition as if they had occurred on March 31, 2026. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 and the year ended December 31, 2025 gives effect to the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition as if they had occurred on January 1, 2025, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statement of operations does not reflect a provision for income taxes or any amounts that would have resulted had Suncrete filed consolidated income tax returns during the period presented. The unaudited pro forma condensed combined balance sheet does not reflect any potential deferred taxes as a result of the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and Nelson Bros. Acquisition since it is likely that Suncrete will record a valuation allowance against federal and state deferred tax assets given its history of net operating losses.

The unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only. If the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition contemplated herein had occurred in the past, Suncrete’s operating results might have been materially different from those presented in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information should not be relied upon as an indication of operating results that Suncrete would have achieved if the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition contemplated herein had taken place on the specified dates.

In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statement of operations and should not be relied upon as an indication of the future results Suncrete will have after the Business Combination and related transactions, the Thunder Acquisition, the Hope Concrete Acquisition and the Nelson Bros. Acquisition contemplated by the unaudited pro forma condensed combined financial information. In Suncrete’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information have been made.

Consideration and Purchase Price Allocations

The preliminary allocations of the total purchase price for each of the Hope Concrete Acquisition and the Nelson Bros. Acquisition are based upon management’s estimates of, and assumptions related to, the fair value of assets acquired and liabilities assumed as of March 31, 2026 for the Hope Concrete Acquisition and the Nelson Bros. Acquisition, using currently available information and market data. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations may differ significantly from the pro forma amounts included herein. Suncrete expects to finalize the purchase price allocations as soon as reasonably practicable, which will not extend beyond the one-year measurement period provided under ASC 805.

The consideration transferred and the fair value of assets acquired and liabilities assumed by Suncrete for the Hope Concrete Acquisition and the Nelson Bros. Acquisition are as follows (amounts in thousands, except for share and per share amounts):

	Hope Concrete	Nelson Bros.
Consideration:
Cash consideration:
Cash paid to sellers	$39,377	$7,364
Cash paid to satisfy the debt obligations of sellers	27,351	32,989
Closing adjustments	683	4,647

Total cash paid	$67,411	$45,000
Class A common stock consideration — Nelson Bros. Acquisition:
Shares of Suncrete common stock to Nelson Bros. Sellers	—	1,296,456
Suncrete common stock price at May 6, 2026	—	$15.39

Total fair value of Class A common stock consideration to Nelson Bros. Sellers	—	$19,952
Class A common stock consideration — Hope Concrete Acquisition:
Shares of Suncrete common stock to Hope Concrete Sellers	220,007	—
Suncrete common stock price at April 28, 2026	$15.82	—

Total fair value of Class A common stock consideration to Hope Concrete Sellers	$3,481	—
Class B common stock consideration — Hope Concrete Acquisition:
Shares of Suncrete Intermediate Class B common stock	69,511	—
Fair value per share of Suncrete Intermediate Class B common stock	$158.20	—

Total fair value of Class B common stock consideration to Hope Concrete Sellers	$10,997	—
Fair value of contract asset — Sand Supply Agreement	—	$(9,034)
Fair value of Earnout Amount	—	$15,000

Total consideration	$81,889	$70,918

Fair value of assets acquired:
Cash and cash equivalents	$441	$1,377
Restricted cash	—	1,940
Accounts receivable, net	8,432	25,526
Inventory	1,327	1,910
Other current assets	1,105	2,555
Property, plant and equipment	53,227	43,959
Customer relationships, net	10,742	8,872
Trade name	5,177	4,276
Right-to-use assets, net	5,782	113
Other noncurrent assets, net	8,504	604

Amount attributable to assets acquired	$94,737	$91,132

Fair value of liabilities assumed:
Accounts payable	$5,162	$14,807
Accrued liabilities	1,588	5,267
Current portion of lease liabilities	266	54
Long-term lease liability	5,832	86

Amount attributable to liabilities assumed	$12,848	$20,214

Total identifiable net assets acquired	$81,889	$70,918

The fair value measurements of the assets acquired and liabilities assumed are based on inputs that are not observable in the market and therefore represent Level 3 inputs. The fair value of property, plant, and equipment, along with customer relationships, net, and trade name are based upon historical acquisition activity and is therefore subject to change. Such changes in the estimated fair value could be material.

The fair value per share of Suncrete Intermediate Class B common stock is estimated based upon the fair value of the common stock of Suncrete. Each share of Suncrete Intermediate Class B common stock is subject to an Exchange Agreement and mandatorily convertible into Suncrete Class A Common Stock at a ratio of 10-to-1 within three years after issuance. The fair value for the Suncrete Intermediate Class B common stock was therefore based upon the April 28, 2026 Suncrete common stock closing price of $15.82 per common share multiplied by the conversion ratio of 10-to-1.

The fair value of the Earnout Amount was preliminarily estimated using an option-pricing framework based on a closed-form Black-Scholes-Merton methodology. Under this approach, Suncrete’s current assumptions regarding projected performance were used to estimate the probability-weighted expected earnout obligation. The resulting expected payments were then discounted to present value using discount rates intended to reflect both the expected timing of payment and the anticipated form of settlement. As the valuation of the Earnout Amount is preliminary, the estimate is based on simplified assumptions and information currently available as of the date of this filing. Suncrete expects to finalize the valuation of the Earnout Amount as additional information becomes available and the purchase accounting analysis is completed. As a result, the final fair value determination may differ materially from the preliminary estimate.

The fair value of the contract asset for the Sand Supply Agreement was assumed to approximate the value of the credit for future sand to be supplied for purposes of these unaudited pro forma condensed combined financial statements.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Suncrete. Actual results may differ materially from the assumptions and estimates contained herein.

The transaction accounting adjustments are based on currently available information and certain estimates and assumptions that Suncrete believes provide a reasonable basis for presenting the significant effects of the Hope Concrete Acquisition and the Nelson Bros. Acquisition. General descriptions of the pro forma adjustments are provided below.

Unaudited Pro Forma Condensed Combined Balance Sheet

The following adjustments were made in the preparation of the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2026:

(a)	Adjustments necessary to conform the assets and liabilities of Hope Concrete to the presentation of Suncrete include the following:

i.

Current Assets: Reclassification of $0.9 million in related party receivables and $0.2 million of other receivables to accounts receivable along with the reclassification of $1.1 million in prepaid expenses to other current assets.

ii.	Property, Plant and Equipment: Reclassification of $17.4 million of property and equipment, net into $27.0 million of gross property, plant and equipment and $9.6 million of accumulated depreciation.

iii.	Long-Term Assets: Reclassification of $7.2 million of accounts receivable – related party and $1.3 million of investment in captive insurance company into other noncurrent assets.

iv.	Current Liabilities: Reclassification of $1.8 million of accrued expenses to accrued liabilities and $0.3 million of current portion of finance lease liability to current portion of lease liabilities.

v.	Long-Term Liabilities: Reclassification of $5.8 million of finance lease liability, net of current portion, to long-term lease liability.

(b)	Adjustments necessary to conform the assets and liabilities of Nelson Bros. to the presentation of Suncrete include the following:

i.	Current Assets: Reclassification of $20.7 million in related party receivables to accounts receivable along with the reclassification of $2.6 million in prepaid expenses to other current assets.

ii.	Property, Plant and Equipment: Reclassification of $28.4 million of property and equipment, net into $58.1 million of gross property, plant and equipment and $29.7 million of accumulated depreciation.

iii.	Long-Term Assets: Reclassification of $0.6 million of other assets into other noncurrent assets.

iv.

Current Liabilities: Reclassification of $2.9 million of accounts payable – related party to accounts payable, $1.8 million of other current liabilities to accrued liabilities and $0.1 million of current portion of operating lease liabilities to current portion of lease liabilities.

v.	Long-Term Liabilities: Reclassification of $0.1 million of operating lease liabilities, net of current portion, to long-term lease liability.

(c)	Adjustment necessary to record the cash consideration paid to the Hope Concrete Sellers for the acquisition of Hope Concrete.

(d)	Adjustment necessary to record the cash consideration paid to the Nelson Bros. Sellers for the acquisition of Nelson Bros.

(e)

Adjustments necessary to remove the historical net book value of property and equipment of Hope Concrete and to reflect the estimated fair value of property, plant and equipment of Hope Concrete acquired as of March 31, 2026. For purposes of these pro forma financial statements, the fair value of property, plant and equipment for Hope Concrete was estimated based upon historical acquisition activity of Suncrete. The fair value of property, plant and equipment of Hope Concrete is therefore subject to change, and such changes could be material.

(f)

Adjustments necessary to remove the historical net book value of property and equipment of Nelson Bros. and to reflect the estimated fair value of property, plant and equipment of Nelson Bros. acquired as of March 31, 2026. For purposes of these pro forma financial statements, the fair value of property, plant and equipment for Nelson Bros. was estimated based upon historical acquisition activity of Suncrete. The fair value of property, plant and equipment of Nelson Bros. is therefore subject to change, and such changes could be material.

(g)	Adjustment necessary to remove the historical balance of goodwill of Hope Concrete.

(h)

Adjustment necessary to recognize the estimated fair value of customer relationships acquired in the Hope Concrete Acquisition. The fair value of customer relationships was estimated based upon the historical acquisition activity of Suncrete. The fair value of customer relationships of Hope Concrete is therefore subject to change, and such changes could be material.

(i)

Adjustment necessary to recognize the estimated fair value of customer relationships acquired in the Nelson Bros. Acquisition. The fair value of customer relationships was estimated based upon the historical acquisition activity of Suncrete. The fair value of customer relationships of Nelson Bros. is therefore subject to change, and such changes could be material.

(j)

Adjustment necessary to recognize the estimated fair value of trade name acquired in the Hope Concrete Acquisition. The fair value of trade name was estimated based upon the historical acquisition activity of Suncrete. The fair value of trade name of Hope Concrete is therefore subject to change, and such changes could be material.

(k)

Adjustment necessary to recognize the estimated fair value of trade name acquired in the Nelson Bros. Acquisition. The fair value of trade name was estimated based upon the historical acquisition activity of Suncrete. The fair value of trade name of Nelson Bros. is therefore subject to change, and such changes could be material.

(l)

Adjustment necessary to remove the management fee payable by Hope Concrete. Under the assumption the acquisition of Hope Concrete occurred on March 31, 2026, such management fee would not have been incurred by Hope Concrete.

(m)

Adjustment necessary to reflect estimated direct costs for the Hope Concrete Acquisition incurred subsequent to March 31, 2026. These estimated direct costs for the acquisition of Hope Concrete were incurred during the second quarter of 2026 and have been retrospectively reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as though incurred and payable at March 31, 2026. For each completed add-on acquisition, Suncrete pays an affiliate a diligence and integration fee equal to 2.0% of the acquired enterprise value in consideration for the affiliate’s time and effort involved in transaction execution and post-closing integration activities. The estimated direct costs for the Hope Concrete Acquisition include $1.6 million for this diligence and integration fee.

(n)

Adjustment necessary to reflect estimated direct costs for the Nelson Bros. Acquisition incurred subsequent to March 31, 2026. These estimated direct costs for the acquisition of Nelson Bros. were incurred during the second quarter of 2026 and have been retrospectively reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as though incurred and payable at March 31, 2026. For each completed add-on acquisition, Suncrete pays an affiliate a diligence and integration fee equal to 2.0% of the acquired enterprise value in consideration for the affiliate’s time and effort involved in transaction execution and post-closing integration activities. The estimated direct costs for the Nelson Bros. Acquisition include $1.6 million for this diligence and integration fee.

(o)

Adjustments necessary to remove current and deferred income tax liabilities of Hope Concrete. The unaudited pro forma condensed combined balance sheet does not reflect any potential deferred taxes as a result of the Hope Concrete Acquisition since it is likely that Suncrete will record a valuation allowance against federal and state deferred tax assets given its history of net operating losses.

(p)	Adjustments necessary to remove the historical debt balances, both current and long-term, of Nelson Bros. Suncrete is not assuming any debt of Nelson Bros. as part of the acquisition.

(q)	Adjustments necessary to remove the historical debt balances, both current and long-term, of Hope Concrete. Suncrete is not assuming any debt of Hope Concrete as part of the acquisition.

(r)

Adjustment necessary to reflect the Earnout Amount associated with the Nelson Bros. Acquisition. The Nelson Bros. Sellers are eligible to receive the Earnout Amount provided the TTM Materials Spread is greater than $47.5 million during any period beginning on the first full calendar quarter ending after the Nelson Bros. Closing Date and ending on the fifth anniversary. The fair value of the Earnout Amount was preliminarily estimated using an option-pricing framework based on a closed-form Black-Scholes-Merton methodology. The valuation of the Earnout Amount is preliminary, and the estimate is based on simplified assumptions and information currently available as of the date of this filing. As a result, the final fair value determination may differ materially from this preliminary estimate.

(s)	Adjustment necessary to remove the historical equity balance of Hope Concrete.

(t)	Adjustment necessary to remove the historical equity balance of Nelson Bros.

(u)

Adjustment necessary to reflect the issuance of Class B common stock of Suncrete Intermediate as consideration in the Nelson Bros. Acquisition. Each share of Suncrete Intermediate Class B common stock is subject to an Exchange Agreement and mandatorily convertible into Suncrete common stock at a ratio of 10-to-1 within three years after issuance. The fair value for the Suncrete Intermediate Class B common stock was therefore based upon the April 28, 2026 Suncrete common stock closing price of $15.82 per common share multiplied by the conversion ratio of 10-to-1.

(v)

Adjustment necessary to reflect the issuance of common stock of Suncrete as consideration in the Hope Concrete Acquisition. The fair value of the common stock of Suncrete was based upon the April 28, 2026 closing price of $15.82 per Class A common share.

(w)

Adjustment necessary to reflect the issuance of Class A Common Stock of Suncrete as consideration in the Nelson Bros. Acquisition. The fair value of the Class A Common Stock of Suncrete was based upon the May 6, 2026 closing price of $15.39 per share of Class A Common Stock.

(x)

Nelson Materials, an affiliate of the Nelson Bros. Sellers, entered into a Sand Supply Agreement contemporaneously with the Nelson Bros. Closing Date, whereby Nelson Materials agreed to provide a $9.0 million credit for future purchases of sand for use by Suncrete. Under ASC 805, the Sand Supply Agreement is considered a reduction in the consideration paid by Suncrete. The fair value of the contract asset for the Sand Supply Agreement was assumed to approximate the value of the credit for future sand to be supplied for purposes of these unaudited pro forma condensed combined financial statements.

(y)

Adjustment necessary to remove the historical accrued interest of Hope Concrete at March 31, 2026. Suncrete is not assuming any debt of Hope Concrete as part of the acquisition and therefore any accrued interest was eliminated.

(z)

The information presented as “Suncrete Pro Forma” is based on the unaudited historical financial statements of Haymaker and CPH as of March 31, 2026. The following table reconciles the information presented herein as “Suncrete Pro Forma” with the historical consolidated financial statements of Haymaker and CPH as of March 31, 2026:

(In $000’s)	CPH Historical	Haymaker Historical	Transaction Accounting Adjustments		Suncrete Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$6,276	$21	$261,707	(aa)	$170,492
			(12,116)	(bb)
			(12,180)	(cc)
			167,120	(dd)
			(3,613)	(mm)
			(144,119)	(ff)
			(56,729)	(ll)
			(25,875)	(jj)
			(10,000)	(kk)
Accounts receivable, net	35,127	—	—		35,127
Inventory	9,187	—	—		9,187
Prepaid expenses	—	8	(8)	(nn)
Other current assets	8,322	—	8	(nn)	8,330

Total current assets	58,912	29	164,195		223,136
Property, plant and equipment:
Property, plant & equipment, at cost	169,953	—	—		169,953
Less: accumulated depreciation	(20,447)	—	—		(20,447)

Property, plant and equipment, net	149,506	—	—		149,506

Goodwill	79,505	—	—		79,505
Customer relationships, net	69,247	—	—		69,247
Trade name	24,800	—	—		24,800
Cash and securities held in Trust Account	—	261,707	(261,707)	(aa)	—
Other noncurrent assets	7,363	—	—		7,363

Total assets	$389,333	$261,736	$(97,512)		$553,557

LIABILITIES, REDEEMABLE MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$15,491	$—	$—		$15,491
Accrued liabilities	27,240	—	4,598	(nn)	31,838
Accrued expenses	—	4,598	(4,598)	(nn)
WCL Promissory Note - related party	—	1,591	(1,591)	(bb)	—
Current portion of lease liabilities	542	—	—		542
Extension promissory note	—	3,375	(3,375)	(bb)	—
Long-term debt, current portion	15,074	—	—		15,074

Total current liabilities	58,347	9,564	(4,966)		62,945

Deferred underwriting fee payable	—	8,650	(8,650)	(bb)	—
Subscription Agreement liability	—	25,903	(25,903)	(ff)
Long-term lease liability	6,559	—	—		6,559
Long-term debt, net	184,053	—	—		184,053

Total liabilities	248,959	44,117	(39,519)		253,557

Commitments and Contingencies
Redeemable mezzanine equity
Class A ordinary shares subject to possible redemption	—	261,707	(261,707)	(ff)	—
Senior preferred units	26,569	—	(26,569)	(ee)	—
Preferred units	133,843	—	(133,843)	(gg)	—
Series A preferred stock	—	—	26,569	(ee)	26,569
Shareholders’ equity
Suncrete Class A common stock	—	—	1	(ff)	5
			2	(dd)
			1	(gg)
			1	(hh)
Suncrete Class B common stock	—	—	1	(gg)	1

Class B ordinary shares	—	1	(1)	(hh)	—
Members’ equity (deficit)	(20,038)	—	(10,000)	(kk)	(30,038)
Additional paid-in capital	—	—	143,490	(ff)	303,463
			(12,180)	(cc)
			167,118	(dd)
			133,841	(gg)
			(44,089)	(ii)
			(3,613)	(mm)
			(56,729)	(ll)
			(25,875)	(jj)
			1,500	(bb)
Accumulated deficit	—	(44,089)	44,089	(ii)	—

Total shareholders’ equity	(20,038)	(44,088)	337,557		273,431

Total liabilities, redeemable mezzanine equity, and shareholders’ equity	$389,333	$261,736	$(97,512)		$553,557

(aa)	Adjustment necessary to reflect the transfer of marketable securities held in the Trust Account to cash.
(bb)

Adjustment necessary to reflect the settlement of the deferred underwriting fee and the extension promissory note by cash upon the Closing of the Business Combination. The WCL Promissory Note was settled by issuing 150,000 shares of Class A Common Stock.

(cc)

Adjustment necessary to reflect the transaction costs incurred by CPH of approximately $12.2 million. The costs of CPH are accounted for as a reduction in the combined cash account with a corresponding reduction in additional paid-in capital consistent with the treatment described in SEC Staff Accounting Bulletin Topic 5.A. These transaction costs will not recur in the combined company income statement beyond 12 months after the transaction. The transaction costs for Haymaker are approximately $10.1 million and are excluded from the unaudited pro forma condensed combined balance sheet.

(dd)

Adjustment necessary to reflect the receipt of $167.1 million in proceeds from the PIPE Investment. Pursuant to the PIPE Subscription Agreements, Haymaker has agreed to issue and sell, in private placements to close immediately prior to or substantially concurrently with the Closing, an aggregate of 17,378,676 shares of Class A Common Stock and/or Pre-Funded Warrants, to the PIPE investors. The PIPE Subscription Agreements are accounted as a derivative liability initially recognized at fair value. Upon settlement of the agreements, when the cash is received, Haymaker recorded a debit to cash and a credit to additional paid-in capital, with a corresponding reversal of the previously recorded derivative liability.

(ee)

Adjustment to reflect the exchange of the Senior Preferred Units for Series A Preferred Stock of PubCo. Pursuant to the Exchange Agreement, the Senior Preferred Units were exchanged at Closing for shares of Series A Preferred Stock, which such shares of Series A Preferred Stock are convertible into shares of Class A Common Stock pursuant to the terms of the Certificate of Designation.

(ff)

Adjustment necessary to reflect the redemption of 12,628,150 shares for cash by the Public Shareholders of Haymaker upon the consummation of the Business Combination at a redemption price of $11.41 per share. The remaining marketable securities held in the Trust Account are transferred to cash, with a corresponding credit to accumulated paid-in-capital. Additionally, the settlement of the Subscription Agreement liability is reversed and results in a credit to accumulated paid-in-capital.

(gg)	Adjustment necessary to reflect the conversion of Company Preferred Units into shares of Class A Common Stock and Class B Common Stock.
(hh)	Adjustment necessary to reflect the conversion of SPAC Class B Ordinary Shares into shares of Class A Common Stock.
(ii)	Adjustment necessary to reflect the elimination of Haymaker historical accumulated deficit.
(jj)	Adjustment necessary to reflect the redemption of 11.5 million warrants at a price per warrant of (i) $2.25 in cash and (ii) 0.075 shares of Class A Common Stock.
(kk)

Adjustment necessary to present the $10.0 million payment to Dothan Management for diligence and integration fees for the services provided by Dothan Management and its personnel to Suncrete in relation to the Business Combination.

(ll)	Adjustment to reflect aggregate payments made by Suncrete pursuant to pre-paid forward agreements with holders of 4,902,989 Class A Ordinary Shares.
(mm)	Adjustment necessary to reflect aggregate payments made by Suncrete in connection with the Non-Redemption Agreements.

(nn)	Adjustments necessary to conform the historical financial statements of Haymaker to the presentation of CPH.

Unaudited Pro Forma Condensed Combined Statement of Operations

The following adjustments were made in the preparation of the Unaudited Pro Forma Condensed Combined Statement of Operations for three months ended March 31, 2026 and the year ended December 31, 2025:

(a)	Adjustments necessary to conform the revenues and expenses of Hope Concrete to the presentation of Suncrete include the following:

i.	Cost of Goods Sold: Reclassification of $1.6 million of cost to goods sold to selling, general, and administrative expenses to conform to the presentation of Suncrete.

ii.	Operating Expenses: Reclassification of $0.1 million of business development costs and $0.2 million of depreciation expense to selling, general, and administrative expenses.

iii.

Non-Operating Expenses (Income): Reclassification of $0.1 million of equipment rental income and $0.1 million of management fees to other income and $0.1 million of gain on disposal of property and equipment to gain on disposal of assets, net, included in operating expenses.

(b)	Adjustments necessary to conform the revenues and expenses of Nelson Bros. to the presentation of Suncrete include the following:

i.	Cost of Goods Sold: Reclassification of $5.2 million of cost to goods sold to selling, general, and administrative expenses to conform to the presentation of Suncrete.

ii.	Non-Operating Expenses (Income): Reclassification of $0.4 million of gain on disposal of property and equipment to gain on disposal of assets, net, included in operating expenses.

(c)	Adjustment necessary to remove the historical depreciation expense of Hope Concrete.

(d)

Adjustment necessary to reflect the estimated depreciation expense associated with the fixed assets acquired from Hope Concrete as of March 31, 2026. Depreciation was calculated assuming a straight-line method of depreciation based on the estimated fair value and useful life of each class of fixed asset as of March 31, 2026. For purposes of these pro forma financial statements, the fair value of property, plant and equipment for Hope Concrete was estimated based upon historical acquisition activity of Suncrete. The estimated depreciation is therefore subject to change, and such changes could be material.

(e)

Adjustment necessary to reflect the estimated depreciation expense associated with the fixed assets acquired from Nelson Bros. as of March 31, 2026. Depreciation was calculated assuming a straight-line method of depreciation based on the estimated fair value and useful life of each class of fixed asset as of March 31, 2026. For purposes of these pro forma financial statements, the fair value of property, plant and equipment for Nelson Bros. was estimated based upon historical acquisition activity of Suncrete. The estimated depreciation is therefore subject to change, and such changes could be material.

(f)	Adjustment necessary to remove the historical depreciation expense of Nelson Bros.

(g)

Adjustment necessary to remove the management fee incurred by Hope Concrete. Under the assumption the acquisition of Hope Concrete occurred on January 1, 2025, such management fee would not have been incurred by Hope Concrete.

(h)

Adjustment necessary to remove the management fee incurred by Nelson Bros. Under the assumption the acquisition of Nelson Bros. occurred on January 1, 2025, such management fee would not have been incurred by Nelson Bros.

(i)

Adjustment necessary to reflect amortization expense associated with the estimated fair value of customer relationships acquired in the Hope Concrete Acquisition. Amortization is calculated assuming a straight-line method of amortization based on the estimated fair value and useful life of customer relationships as of the closing date of the Hope Concrete Acquisition. The fair value of customer relationships was estimated to have a weighted average useful life of approximately 10 years. The fair value of customer relationships was estimated based upon historical acquisition activity of Suncrete. The estimated amortization expense is therefore subject to change, and such changes could be material.

(j)

Adjustment necessary to reflect amortization expense associated with the estimated fair value of customer relationships acquired in the Nelson Bros. Acquisition. Amortization is calculated assuming a straight-line method of amortization based on the estimated fair value and useful life of customer relationships as of the closing date of the Nelson Bros. Acquisition. The fair value of customer relationships was estimated to have a weighted average useful life of approximately 10 years. The fair value of customer relationships was estimated based upon historical acquisition activity of Suncrete. The estimated amortization expense is therefore subject to change, and such changes could be material.

(k)

Adjustment necessary to reflect estimated direct costs for the Hope Concrete Acquisition expected to be incurred subsequent to March 31, 2026. These estimated direct costs for the acquisition of Hope Concrete will be incurred during the second quarter of 2026 and have been retrospectively reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations as though incurred for the year ended December 31, 2025. For each completed add-on acquisition, Suncrete pays an affiliate a diligence and integration fee equal to 2.0% of the acquired enterprise value in consideration for the affiliate’s time and effort involved in transaction execution and post-closing integration activities. The estimated direct costs for the Hope Concrete Acquisition include $1.6 million for this diligence and integration fee.

(l)

Adjustment necessary to reflect estimated direct costs for the Nelson Bros. Acquisition expected to be incurred subsequent to March 31, 2026. These estimated direct costs for the acquisition of Nelson Bros. will be incurred during the second quarter of 2026 and have been retrospectively reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations as though incurred for the year ended December 31, 2025. For each completed add-on acquisition, Suncrete pays an affiliate a diligence and integration fee equal to 2.0% of the acquired enterprise value in consideration for the affiliate’s time and effort involved in transaction execution and post-closing integration activities. The estimated direct costs for the Nelson Bros. Acquisition include $1.6 million for this diligence and integration fee.

(m)	Adjustment necessary to eliminate historical interest expense incurred by Hope Concrete. Cash consideration paid by Suncrete was from cash on hand as of the date of acquisition of Hope Concrete.

(n)	Adjustment necessary to eliminate historical interest expense incurred by Nelson Bros. Cash consideration paid by Suncrete was from cash on hand as of the date of acquisition of Nelson Bros.

(o)

Adjustment necessary to eliminate historical income tax expense of Hope Concrete. The unaudited pro forma condensed combined statement of operations does not reflect a provision for income taxes or any amounts that would have resulted had Suncrete filed consolidated income tax returns during the period presented since it is likely that Suncrete will record a valuation allowance against federal and state deferred tax assets given its history of net operating losses.

(p)

Adjustment necessary to eliminate historical income tax expense of Nelson Bros. The unaudited pro forma condensed combined statement of operations does not reflect a provision for income taxes or any amounts that would have resulted had Suncrete filed consolidated income tax returns during the period presented since it is likely that Suncrete will record a valuation allowance against federal and state deferred tax assets given its history of net operating losses.

(q)

The following table reconciles Suncrete pro forma and pro forma combined basic and diluted loss per share for the three months ended March 31, 2026 and the year ended December 31, 2025 (in thousands, except share and per share amounts):

	For the Three Months Ended March 31, 2026		For the Year Ended December 31, 2025
	Suncrete Pro Forma	Pro Forma Combined	Suncrete Pro Forma	Pro Forma Combined
Net loss	$(4,636)	$(6,759)	$(9,243)	$(20,188)
Common shares:
Common shares outstanding — basic	73,119,471	75,331,044	73,119,471	75,331,044
Dilutive effect of potential common shares	—	—	—	—

Common shares outstanding — diluted	73,119,471	75,331,044	73,119,471	75,331,044

Net loss per share:
Basic	$(0.06)	$(0.09)	$(0.13)	$(0.27)

Diluted	$(0.06)	$(0.09)	$(0.13)	$(0.27)

(r)

The information presented as “Suncrete Pro Forma” is based on the unaudited historical financial statements of Haymaker and CPH for the three months ended March 31, 2026. The following table reconciles the information presented herein as “Suncrete Pro Forma” with the historical consolidated financial statements of Haymaker and CPH for the three months ended March 31, 2026:

(In $000’s)	CPH Historical	Haymaker Historical	Transaction Accounting Adjustments		Suncrete Pro Forma
Revenues	$61,829	$—	$—		$61,829
Cost of goods sold:	42,056	—	—		42,056

Gross profit	19,773	—	—		19,773
Operating expenses:
Selling, general, and administrative expenses	16,624	—	2,828	(aa)	19,512
			60	(aa)
General and administrative expenses	—	2,828	(2,828)	(aa)
General and administrative expenses – related party	—	60	(60)	(aa)
Acquisition-related costs	956	—	—		956
(Gain) loss on disposal of assets, net	—	—	—		—

Total operating expenses	17,580	2,888	—		20,468

Operating income	2,193	(2,888)	—		(695)

Non-operating expenses (income):
Interest earned on cash held in Trust Account	—	(2,342)	2,342	(bb)	—
Change in fair value of Subscription Agreement liability	—	16,829	(16,829)	(cc)
Other income	(74)	—	—		(74)
Interest expense, net	4,015	—	—		4,015

Total non-operating expense (income)	3,941	14,487	(14,487)		3,941

Net income (loss)	$(1,748)	$(17,375)	$14,487		$(4,636)

Weighted average number of common shares outstanding, basic and diluted	95,700,000				73,119,471

Net loss per common share, basic and diluted	$(0.06)				$(0.06)

(aa)	Adjustment necessary reclassify general and administrative expenses and general and administrative expenses – related party to conform to the presentation of Suncrete.
(bb)	Adjustment necessary to eliminate interest earned on marketable securities held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2025.
(cc)	Adjustment necessary to eliminate the change in fair value on the Subscription Agreement liability after giving effect to the Business Combination as if it had occurred on January 1, 2025.

(s)

The information presented as “Suncrete Pro Forma” is based on the audited historical financial statements of Haymaker and CPH for the year ended December 31, 2025 and for the Schwarz Entities for the period January 1, 2025 through October 17, 2025. The following table reconciles the information presented herein as “Suncrete Pro Forma” with the historical consolidated financial statements of Haymaker and CPH for the year ended December 31, 2025 and the Schwarz Entities for the period January 1, 2025 through October 17, 2025:

(In $000’s)	CPH Pro Forma Combined (dd)	Haymaker As Reclassified (ee)	Transaction Accounting Adjustments		Suncrete Pro Forma
Revenues	$270,302	$—	$—		$270,302
Cost of goods sold:	181,232	—	—		181,232

Gross profit	89,070	—	—		89,070
Operating expenses:
Selling, general, and administrative expenses	60,976	2,762	10,000	(aa)	73,738
Acquisition-related costs	6,696	—	—		6,696
(Gain) loss on disposal of assets, net	(508)	—	—		(508)

Total operating expenses	67,164	2,762	10,000		79,926

Operating income	21,906	(2,762)	(10,000)		9,144

Non-operating expenses (income):
Interest earned on cash held in Trust Account	—	(10,367)	10,367	(bb)	—
Initial loss on Subscription Agreement liability	—	7,178	(7,178)	(cc)
Change in fair value of Subscription Agreement liability	—	1,897	(1,897)	(cc)
Other expense	337	—	—		337
Interest expense, net	18,050	—	—		18,050

Total non-operating expense (income)	18,387	(1,292)	1,292		18,387

Net income (loss)	$3,519	$(1,470)	$(11,292)		$(9,243)

Weighted average number of common shares outstanding, basic and diluted	95,700,000				73,119,471

Net loss per common share, basic and diluted	$(0.12)				$(0.13)

(aa)

Adjustment necessary to present the $10.0 million payment to Dothan Concrete Investments Management, LLC, (“Dothan Management”) for diligence and integration fees for the services provided by Dothan Management and its personnel to Suncrete in relation to the Business Combination.

(bb)	Adjustment necessary to eliminate interest earned on marketable securities held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2025.
(cc)

Adjustments necessary to eliminate the initial loss and change in fair value on the Subscription Agreement liability after giving effect to the Business Combination as if it had occurred on January 1, 2025.

(dd)

On October 17, 2025 Eagle entered into the Thunder Acquisition. The following table presents this acquisition for pro forma purposes. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 for CPH is based upon various assumptions, including the assumption the Thunder Acquisition occurred on January 1, 2025 and is provided for illustrative purposes only. Therefore, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 does not purport to represent what the actual results of operations of CPH would have been had the Thunder Acquisition occurred on the date noted above, nor is it necessarily indicative of future results of operations. Future results may vary significantly from the results reflected because of various factors. In CPH’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information of CPH have been made.

The following table is prepared pursuant to these assumptions, and the result is included in the “CPH Pro Forma Combined” column above:

	Historical
(In $000’s)	CPH For the Year Ended December 31, 2025	Schwarz For the Period January 1, 2025 through October 17, 2025	Schwarz Acquisition Transaction Accounting Adjustments		CPH Pro Forma Combined
Revenues	$194,871	$75,431	$—		$270,302
Cost of goods sold	127,925	64,053	(12,870)	(1)	181,232
			796	(2)
			1,328	(3)

Gross Profit	66,946	11,378	10,746		89,070
Operating expenses:
Selling, general, and administrative expenses	45,553	3,096	12,870	(1)	60,976
			(543)	(2)
Acquisition-related costs	6,696	—	—		6,696
Loss (gain) on disposal of assets, net	272	—	(780)	(4)	(508)

Total operating expenses	52,521	3,096	11,547		67,164

Operating income (loss)	14,425	8,282	(801)		21,906

Non-operating expenses (income):
Other expense (income)	418	(81)	—		337
Gain on sale of assets	—	(780)	780	(4)	—
Interest expense	12,032	366	5,652	(5)	18,050

Total non-operating expense (income)	12,450	(495)	6,432		18,387

Net income (loss) before income taxes	1,975	8,777	(7,233)		3,519
Income tax expense	—	583	(583)	(6)	—

Net income (loss) - consolidated	1,975	8,194	(6,650)		3,519
Net income (loss) attributable to noncontrolling interest	—	2,878	(2,878)	(7)	—

Net income (loss) attributable to controlling interest	$1,975	$5,316	$(3,772)		$3,519

Weighted average number of common shares outstanding, basic and diluted	95,700,000			(8)	95,700,000

Net loss per common share, basic and diluted	$(0.12)			(8)	$(0.12)

(1)	Adjustment necessary to reclassify certain costs within cost of goods sold to selling, general, and administrative, to conform with the presentation of CPH.
(2)

Adjustment necessary to reflect the estimated incremental depreciation expense related to the fixed assets acquired for period January 1, 2025 through October 17, 2025. Depreciation is calculated assuming a straight-line method of depreciation based on the estimated fair value and useful lives of each fixed asset as of October 17, 2025.

(3)

Adjustment necessary to reflect incremental amortization expense related to estimated customer relationships acquired in the Thunder Acquisition for the period January 1, 2025 through October 17, 2025. Amortization is calculated assuming a straight-line method of amortization based on the estimated fair value and useful life of customer relationships as of the closing of the Thunder Acquisition. The customer relationships were estimated to have a weighted average useful life of approximately 10 years.

(4)	Adjustment necessary to reclassify gain on the sale of assets to conform to the presentation of CPH.
(5)

Adjustment necessary to eliminate historical interest expense incurred by the Schwarz Entities and reflect the estimated interest expense in the period presented with respect to the incremental borrowings to finance the Thunder Acquisition. The interest rate utilized as of December 31, 2025 was 7.4% per annum. A one-eighth point change in interest rates as of December 31, 2025 would change interest expense by $0.1 million for the year ended December 31, 2025.

(6)	Adjustment necessary to remove income tax expense on the Schwarz Entities as CPH is not a tax paying entity.
(7)	Adjustment necessary to remove the historical noncontrolling interest of the Schwarz Entities. As part of the Thunder Acquisition, CPH purchased all noncontrolling interests.
(8)	The following table reconciles historical and pro forma basic and diluted loss per share for the period indicated (in thousands, except share and per share amounts):

	For the Year Ended December 31, 2025
	Historical	Pro Forma
Net income	$1,975	$3,519
Less: distributions to senior preferred unitholders	(2,340)	(2,340)
Less: accretion of redeemable preferred units to Redemption value	(10,791)	(12,440)

Net Loss Attributable to Common Shareholders	(11,156)	(11,261)
Common shares:
Common Shares outstanding — basic	95,700,000	95,700,000
Dilutive effect of potential Common Shares	—	—

Common Shares outstanding — diluted	95,700,000	95,700,000

Net loss per share:
Basic	$(0.12)	$(0.12)

Diluted	$(0.12)	$(0.12)

(ee)

The following reclassifications were made to conform the historical financial statements of Haymaker to the presentation of CPH, and such amounts are reflected in the “Haymaker As Reclassified” column (in thousands):

		Historical
CPH caption	Haymaker caption	Haymaker As Reported	Reclassification Adjustments	Haymaker As Reclassified
Revenues		$—	$—	$—
Cost of goods sold		—	—	—

Gross Profit		—	—	—
Operating expenses:
	General and administrative expenses	2,522	(2,522)	—
	General and administrative expenses - related party	240	(240)	—
Selling, general, and administrative expenses		—	2,522	2,762

			240
Total operating expenses		2,762	—	2,762

Operating income	Loss from operations	(2,762)	—	(2,762)

Non-operating expenses / (income):	Other income:
Interest earned on cash held in Trust Account	Interest earned on cash held in Trust Account	10,367	—	10,367
	Initial loss of Subscription Agreement liability	(7,178)		(7,178)
	Change in fair value of Subscription Agreement liability	(1,897)		(1,897)

Total non-operating income	Total other income	1,292	—	1,292

Net income (loss)	Net income (loss)	$(1,470)	$—	$(1,470)

Weighted average shares outstanding of Class A Ordinary Shares subject to possible redemption, basic and diluted		22,836,887	—	22,836,887

Basic and diluted net income per share, Class A Ordinary Shares subject to possible redemption		$(0.05)		$(0.05)

Weighted average shares outstanding of non-redeemable Class A and Class B Ordinary Shares, basic and diluted		6,547,600	—	6,547,600

Basic and diluted net income per share, non-redeemable Class A and Class B Ordinary Shares		$(0.05)		$(0.05)